

## Nathan Kivi · 3rd

Founder & CEO HotelierCo

Atlanta, Georgia · 500+ connections · **Contact info**

 **HotelierCo**

 **Cornell University**

## Experience



### Chief Executive Officer

HotelierCo

Aug 2017 – Present · 3 yrs 3 mos

Greater Atlanta Area

HotelierCo was founded in 2017 by Nathan Kivi.

As the premiere hotel crowdfunding company, HotelierCo allows anyone to become a hotel owner — not just wealthy, accredited investors.

Our executive team has over 100 years of experience in hotel funds management and hotel operation. Our legal counsel has been part of successful crowdfunding raises since the new Regulation A+ was issued by the Securities and Exchange Commission (SEC) in 201! **...see mor**



### Chief Investment Officer, US

Salter Brothers

Aug 2016 – Present · 4 yrs 3 mos

Greater Atlanta Area



### Chief Strategy Officer

Valor Hospitality Partners

Apr 2017 – Sep 2020 · 3 yrs 6 mos

Greater Atlanta Area

Valor Hospitality Partners is a full service hotel management, acquisition and development company offering an array of services including site selection, product selection, entitlements, financing solutions, conceptual design, construction and project management, procurement, technical services, pre-opening hospitality management and operations management.



### Director, Global Corporate Finance, Acquisitions & Mergers
InterContinental Hotels Group (IHG)
Feb 2015 – Jun 2016 · 1 yr 5 mos
Atlanta, Georgia

Protecting the IHG interest in hotel assets which belong on the IHG balance sheet or provide performance guarantees.

Looking for opportunities to strengthen the IHG brand through strategic acquisitions ...**see mor**

### Realtor
Goliath Properties
Jan 2013 – Jun 2015 · 2 yrs 6 mos
Las Vegas, Nevada Area

Acting as a buyer agent and salesperson for property in Nevada, United States.

**Show 4 more experiences** ⌄

## Education



### Cornell University
Advanced Certification in Real Estate and Hotel Investment, Hotel Asset Management
2009 – 2010



### University of Western Sydney
Master of Commerce, Property Development
2005 – 2008

### Securities Institute of Australia
Graduate Diploma, Financial Planning
2001 – 2003

**Show 1 more education** ⌄



